UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 3)

SIZMEK INC.
(Name of Subject Company)

SIZMEK INC.
 (Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

83013P105
(CUSIP Number of Class of Securities)

Neil H. Nguyen
President and Chief Executive Officer
Sizmek Inc.
500 W. 5th Street, Suite 900
Austin, TX 78701
(512) 469-5900
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William P. O’Neill
Latham & Watkins LLP
555 Eleventh Street, NW, Suite 1000
Washington, D.C. 20004
(202) 637-2200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Sizmek Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2016 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Solomon Holding, LLC (“Parent”), a Delaware limited liability company, and Solomon Merger Subsidiary, Inc. (“Merger Subsidiary”), a Delaware corporation and a wholly owned subsidiary of Parent, to purchase any and all of the outstanding shares (the “Shares”) of Company Common Stock at a price of $3.90 per Share (the “Offer Price”), payable net to the sellers thereof in cash, without interest, subject to any deduction or withholding of taxes required by applicable laws, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Merger Subsidiary and Parent with the SEC on August 29, 2016. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.     Additional Information.

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following paragraph after the sixth paragraph under the heading “Certain Litigation”:

On September 26, 2016, the County Court for Dallas County, Texas, Judge K. Tapscott presiding, dismissed the MSS 12-09 Trust and Deltac amended complaints without prejudice in accordance with the Company's forum selection provision that requires that all such actions be filed in Delaware Chancery Court.  A pending motion for preliminary injunction was denied as moot following the dismissal of the amended complaints.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of Item 8:

“Completion of the Offer.

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of September 26, 2016. Computershare Trust Company, N.A., in its capacity as depositary for the Offer, has advised Parent and Purchaser that, as of the expiration of the Offer, a total of 17,166,475 Shares had been validly tendered into and not withdrawn from the Offer (not including 110,369 Shares tendered pursuant to notices of guaranteed delivery), representing approximately 58.89% of the currently outstanding Shares. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser has accepted for payment and is promptly paying for all Shares validly tendered into and not properly withdrawn from the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser has acquired sufficient Shares so that the Merger can close without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, Parent and Purchaser intend to effect the Merger pursuant to Section 251(h) of the DGCL. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser or the Company (as treasury stock), any subsidiary of Parent or the Company, or by any stockholder of the Company who or which is entitled to and properly demands and perfects appraisal of such Shares pursuant to, and complies in all respects with, the provisions of Section 262 of the DGCL) will convert automatically into the right to receive an amount of cash equal to the Merger Consideration. All Shares that were converted into the right to receive the Merger Consideration shall be canceled and cease to exist. Following the Merger, all Shares will be delisted from the NASDAQ Global Select Market and deregistered under the Securities Exchange Act of 1934, as amended.

The full text of the press release issued on September 27, 2016, announcing the expiration and results of the Offer is filed as Exhibit (a)(5)(K) hereto and is incorporated herein by reference.

Item 9.  Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(5)(K)
Joint Press Release issued by the Company, Vector Capital IV, L.P., Vector Capital IV International, L.P. and Vector Entrepreneur Fund III, L.P. on September 27, 2016. (incorporated herein by reference to Exhibit (a)(1)(I) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sizmek Inc.

By:	/s/ Neil H. Nguyen
Name: Neil H. Nguyen
Title: President and Chief Executive Officer

Dated: September 27, 2016